Davenport & Company LLC

One James Center

901 East Cary Street

Richmond, Virginia 23219

June 11, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	First Capital Bancorp, Inc.

Registration Statement on Form SB-2, as amended

File No. 333-141312

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Davenport & Company LLC (“Davenport”), as lead underwriter of the offering described in the above-referenced Registration Statement, hereby joins First Capital Bancorp, Inc. in requesting that the Registration Statement be declared effective at 2:00 p.m. Eastern time, on Wednesday, June 13, 2007, or as soon thereafter as practicable.

Davenport hereby confirms that it is aware of its responsibilities under the 1933 Act as they relate to the proposed public offering of the securities specified in the Registration Statement, as well as its compliance with Rule 460 under the 1933 Act in connection with the distribution of Preliminary Prospectuses and with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Davenport hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and (ii) it may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DAVENPORT & COMPANY LLC

By:  /s/  Gary S. Penrose

        Gary S. Penrose

        Senior Vice President